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Mail Stop 3561
								March 20, 2006

Michael Kessler, Esq.
3436 American River Drive, Suite 11
Sacramento, California 95864

	Re:	Typhoon Tunes, Inc.
		Registration Statement on Form SB-2
		Filed February 21, 2006
		File No. 333-131965

Dear Mr. Kessler:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In view of your limited assets, your lack of operations to date, and your status as a development stage company that is issuing penny stock, please advise us in detail of the basis on which you believe that you do not qualify as a "blank check" company. See Rule 419 under the Securities Act of 1933.

Facing Page
2. We note that you plan to rely on Rule 415 to conduct a continuous offering of your securities. Please add a box to the cover page of the registration statement and mark that box to indicate that you are relying on Rule 415. Please see Interpretation D.36 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, found on the web at http://www.sec.gov/interps/telephone/1997manual.txt.

Cover Page
Please state clearly on the cover page, where you identify the offering as an " all-or-nothing" offering, that you will not escrow funds received during the period of the offering. Also, please 3. explain in an appropriate location in the prospectus why you will not hold the proceeds of the offering in an escrow account, but in a standard checking account.
4. Please be aware that an issuer does not apply for trading of its common stock on the OTC Bulletin Board. Rather, to be quoted on the
OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please revise accordingly.
5. To the extent that the common shares and warrants will detach and trade separately, please disclose when such an event will occur. In addition, disclose the trading market for each security, including the units, warrants and common stock.
6. Please remove from the offering proceeds table the amount of proceeds you may receive upon exercise of the warrants, since the potential exercise of the warrants in the future is too speculative to include in the table.
7. Please ensure that the subject to completion legend includes a recent date. For example, we note that this legend refers to September 23, 2004, a date before the company was organized.

Summary, page 7

General Information about our Company, page 7
8. Please include in this section a brief summary of the applicability of copyright laws to your operations. Please disclose how you will comply with copyright laws in your plan to download copyrighted material and distribute it to your customers by use of your kiosks and through your website.
9. Please delete the statement that you expect that your library of music will "be the largest library of music available today in a flexible, cost-competitive and convenient way" because you have not yet commenced operations. Revise that disclosure in the business section in the second paragraph on page 25. Also, please state clearly that your website is not operational.

Risk Factors, page 10
10. A number of the risk factors include several distinct risk factors which should be presented separately. For example, at risk factor two, the absence of guarantee of revenues and funds to maintain the business represents a separate risk factor; at risk factor three, the inability to hire additional qualified employees is an additional risk factor to your reliance on Mr. Shepard, as is also the competition for such employees; at risk factor five, the competition from numerous and/or unforeseen sources and changes in tastes and trends are additional risks from those referred to in the sub-caption; etc.
Please include a risk factor that describes the regulation associated with the distribution of copyrighted materials and the effect of potential violations of copyright laws, if applicable. 11.

The music distribution industry is highly competitive..., page 11
12. We note your discussion that your customers can download the music they purchase from you onto a personal, portable musical device. Given that there are a significant number of varieties of portable musical devices, each of which requires different software in order to download music in various file formats, please expand your discussion in this risk factor or in a separate risk factor to address the idea that you may not be able to interface successfully with your customers` portable music devices without significant research and development, and additional expense. In discussing your future business plan, please detail whether you expect the majority of revenues to come from customers compiling a CD rather than downloading the music directly.

Use of Proceeds, page 14
13. Please delete footnote (5) from the table since there is no cross-reference.

Dilution of the Price You Pay for Your Shares, page 15
14. Please also disclose the dilution per share to new investors assuming the exercise of all of the warrants included in the registration statement.

Determination of Offering Price, page 15
15. Please discuss fully the factors you considered in determining the offering price of the units and the components of the units.
Explain how you considered the capital structure in setting the offering price. See Item 5 of Form SB-2 and Item 505 of
Regulation
S-B.

Plan of Distribution, page 16
16. We note you indicate no public market currently exists for your shares of common stock and that there is no assurance you can be traded on the OTC Bulletin Board. Please also indicate that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
17. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares traded. For example, we note you intend to apply for the listing of your common stock on the OTC
Bulletin Board. Disclose that a market maker must file an application on your behalf in order to make a market for your common stock and that your stock would be quoted on the OTC Bulletin Board as opposed to being listed. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the
OTC Bulletin Board will have on your liquidity.

``Directors, Executive Officers, Promoters and Control Persons,
page
19

Background Information about Our Officer and Director, page 19
18. Please delete your description of Mr. Shepard as a "successful" tradeshow and conference producer with a "well-rounded" business background and "extensive" experience, or provide support for these statements.

Security Ownership of Certain Beneficial Owners and Management,
page
20
19. We note that you have referred to section 16(a) of the Securities
Exchange Act of 1934. It is unclear why you reference that section since the disclosure you have provided is not based on those reports.

Description of Securities, page 21

Common Stock, page 21
20. The statement that your shares are "fully paid and non-assessable" is a legal conclusion you are not qualified to make.
Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.


Description of Our Business, page 23

General Overview, page 23
21. Please disclose whether there are any plans to change your business activities or to combine with another business. Describe any events or circumstances that might cause you to change your plans.

Background of the Industry of Music Distribution, page 23
22. It appears that many of the statements in this section are matters of opinion, rather than fact. Please revise to eliminate such statements, or to characterize them as opinion.

Our Proposed Operations, page 24
23. Please explain how you intend to select your inventory of musical
choices, and how you expect that this selection will be adequate to
ensure that you will appeal to the public you are targeting.  If this
will require the hiring of specialized employees or other experts, disclose the risks related to this.
24. We note that you anticipate allocating $7,500 during the first
12
months following completion of the offering to establish your inventory, a portion of which will be devoted to purchasing music from the Internet. Please disclose the size of the music library you will be able to acquire with less than $7,500.

Competition, page 25
25. Please delete, or characterize, as opinion the last sentence of this section referring to the advantages of first-movers.

Market Analysis, page 26
26. If you retain the reference to the Internet site quoting statistics regarding the size of the global music market, state also that there can be no assurance you will participate in this revenue.
27. Also, if you retain your references to trends in the market today, you should characterize them as opinion.
28. Similarly, the discussion in the last paragraph of this section appears conjectural and should be qualified as matters of opinion.


Sales and Distribution Methods, page 27
29. Please clarify, in connection with your proposed advertising campaign, that being able to conduct such a program will depend largely on the availability of funds, and that there can be no assurance that you will be able to secure sufficient funds, from this offering or from revenues.

Suppliers and Raw Materials, page 28
30. In the third paragraph, please explain how you will integrate your proposed operations with an established, outsourced music distributor. Please clarify whether you will obtain a license to distribute music from the music distributor or whether the customer will have a direct relationship with the third party music distributor. We note that you further disclose that you may purchase music online from music distributors and then distribute that music
to your customers. Please disclose how such an arrangement will comply with existing intellectual property laws. Please include a full discussion of the intellectual property laws applicable to each of your proposed models based on the three phases you have
outlined.
See Item 101(b)(7) of Regulation S-B.
31. Please delete reference to all suppliers or other sources with whom you have not actually had any business arrangements, including
Destiny Media Technologies, Liquid Audio, and Loudeye Corp.
32. In the absence of adequate funding, it appears that the Phase
2
and Phase 3 developments discussed here are likely to be speculative.
Please qualify the discussion appropriately.
33. Please disclose the basis for the profit margins you have disclosed and why you believe you will have a profit margin of 15% per song versus 10% per song. We note that you currently do not have any arrangements with digital music distributors.

Government and Industry Regulation, page 30
34. Your reference to regulations applicable to the greeting card industry is unclear. Please revise or advise.

Management`s Discussion and Analysis or Plan of Operation, page 31
35. Please revise to make clear that each of the proposed developments is dependent on the realization of proceeds from this offering, and is not assured.
36. Please disclose for each three month milestone the number of songs you expect to have available for sale to customers.

37. Please state when you expect music will be available for sale to customers at your kiosk and at your website, respectively, assuming your expectations about funding and development are met.
38. Tell us and disclose what the general and administrative fees incurred during the four months ended December 31, 2005 include, and how these amounts correspond with the business plan for the next year as detailed on pages 32 and 33.

  Certain Relationships and Related Transactions, page 34
39. It appears that you should also include here discussion of the loan from Mr. Shepard to the company which is described in Note 4 to the Financial Statements.

Experts and Legal Counsel, page 37
40. Revise to indicate that your financial statements are through December 31, 2005 rather than November 30, 2005.

Financial Statements, page 37

Note 2.  Summary of Significant Accounting Policies, page 46

Revenues and Expenses Recognition, page 46
41. Please revise your revenue recognition policies, as the language currently presented is boilerplate and does not adequately describe your business situation. For example, based on the nature of your business, it is unclear why you are discussing time and material service contracts and development contracts. Revise to provide more concise disclosure regarding how you anticipate recording revenue from the sale of the music you will provide, as well as how you anticipate recording the cost of the music you purchase, including the licensing rights. Additionally, tell us and disclose how you have considered the sale of the songs to the customer in accordance with EITF 99-19 and your presumed relationship with the suppliers of the music. Finally, please include your revenue recognition policies as part of your critical accounting policies within Management`s Discussion and Analysis.

Part II

Exhibit 5. Opinion of Counsel
42. Please revise the opinion so that it includes an opinion as whether the warrants are legal and binding obligations of the registrant. The legal opinion should address all classes of securities registered under the registration statement. See Item 601(b)(5) of Regulation S-B.

Exhibit 99.1 Subscription Agreement
43. In paragraph 3, you have requested investors to represent that they have reviewed a copy of your prospectus. You may require investors to acknowledge they have received a copy of
	the prospectus, but you may not request them to acknowledge
that
they have read it.  Please 	delete this phrase from paragraph 3
of
the subscription agreement.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.`

	You may contact Kathleen Kerrigan at (202) 551-3369 or
Michael
Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720
with any other questions.

`
								Sincerely,



								H. Christopher Owings

Assistant Director


cc:  Michael Kessler, Esq.
       FAX: (916) 239-4008



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Michael Kessler, Esq.
Typhoon Tunes, Inc.
March 20, 2006
Page 9